Schedule B of FORM SBSE-A Page 1	*Applicant* Name: Canadian Imperial Bank of Commerce Date: 02/11/2022 *Applicant* NFA No.: 0225050	**Official Use**	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 9: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

Unique Identification Number(s):	*Assigning Regulator(s)/Entity(s):*

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 11A   [ ] Item 11B   [ ] Item 12   [X] Item 13

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name CIBC WORLD MARKETS CORP.	SEC File, CRD, NFA, IARD, and/or CIK Number (if any) CRD: 000000630 UIC: 549300445CON3DBMU275	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 425 LEXINGTON AVENUE, NEW YORK, NY 10017	Effective Date MM DD YYYY 07/31/1969	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B); the nature of the control or agreement (ITEM 12); or the method and amount of financing (ITEM 13). Use reverse side of this sheet for additional comments if necessary.

The SBSD Canadian Imperial Bank of Commerce will perform its SBS swap hedging in listed markets and a portion of this activity are cleared by CIBC World Markets Corp.

For ITEM 12 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 14: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	*Name of Predecessor*
SEC File, CRD, NFA, IARD, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 16: Does any principal not identified in Item 15 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule C of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant: